Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On October 1, 2009, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE SEPTEMBER DAILY VOLUME AVERAGES 4.7 MILLION CONTRACTS:

MONTHLY TRADING VOLUME UP FROM AUGUST 2009, DOWN FROM RECORD SEPTEMBER 2008

CHICAGO, October 1, 2009 – The Chicago Board Options Exchange (CBOE) today reported that trading volume during September 2009 averaged 4.7 million contracts per day, a rise of six percent from August 2009 average daily volume (ADV) of 4.4 million contracts.  CBOE September ADV experienced a 22-percent decline from ADV of 6.1 million contracts in September 2008, the most active September and second-highest volume month ever at CBOE. Trading volume in September 2009 totaled 98.9 million contracts versus 127.2 million contracts in September 2008.

Year to date, CBOE ADV was 4.6 million contracts compared to 4.8 million contracts ADV during the first nine months of 2008, a four-percent decrease. Year-to-date 2009 volume totaled 856.9 million contracts, five percent behind the record 899.6 million contracts traded during the same period in 2008.

	September 2009 Volume (21 days)	% Change vs September 2008 (21 days)	% Change vs August 2009 (21 days)	Year-To-Date Volume (188 days)	% Change vs 2008 (189 days)
Industry Total	314,809,865	-16%	10%	2,722,167,856	-1%
CBOE Total	98,897,683	-22%	6%	856,876,324	-5%
CBOE Total ADV	4,709,413	-22%	6%	4,557,853	-4%
Equity	54,965,622	-5%	0%	487,590,950	5%
Equity ADV	2,617,411	-5%	0%	2,593,569	6%
Cash-Settled Index	19,205,194	-34%	9%	161,026,191	-14%
Cash-Settled Index ADV	914,533	-34%	9%	856,522	-14%
ETF Options	24,726,624	-38%	20%	208,253,501	-16%
ETF Options ADV	1,177,458	-38%	20%	1,107,731	-16%
Exchange Open Interest	268,192,128	-8%	2%	—	—

Equity, Index, and ETF Options Volume

September 2009 equity options trading volume at CBOE totaled 55.0 million contracts (2.6 million contracts ADV), down five percent from September 2008 and relatively unchanged from August 2009. Year to date through September, equity options ADV is up six percent to 2.6 million contracts from 2.5 million contracts during the same period in 2008.

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Index options volume totaled 19.2 million contracts in September 2009, a 34-percent drop from September 2008 when 29.2 million contracts were traded. Index options ADV at CBOE in September 2009 was just under 915,000 contracts, a 34-percent drop from the September 2008 ADV of 1.4 million contracts, but an increase of nine percent over August 2009. For the first nine months of 2009, index options ADV was just over 856,000 contracts, a decrease of 14 percent against nearly 995,000 contracts traded per day during the same period in 2008.

Total ETF options volume at CBOE in September 2009 was 24.7 million contracts, down 38 percent from September 2008 when 39.9 million contracts changed hands, record ETF volume for any month at CBOE. September ADV in ETF options was 1.2 million contracts, down 38 percent from September 2008 ADV of 1.9 million contracts and up 20 percent from August 2009 ADV of 978,000 contracts. Year-to-date ADV in ETF options was 1.1 million contracts, a decrease of 16 percent from 1.3 million contracts for the same period in 2008.

For expanded September index and ETF options volume information: www.cboe.com/data/monthlyvolume.aspx.

CBOE’s September Market Share at 31.4 Percent Leads Industry

CBOE’s market share of total industry volume in September was 31.4 percent, down one percentage point from August 2009 and down 2.5 percentage points from September 2008. CBOE market share year to date is 31.5 percent, down 1.3 percentage points from the same period in 2008. Cash-settled index option market share in September 2009 rose to 92 percent — up 2.4 and 0.5 percentage points over September 2008 and August 2009, respectively. Year to date, market share for index options rose 3.2 percentage points to 90.8 percent  from the same 2008 period. September market share in equity options — 27.5 percent — was a 0.4-percentage-point decrease from September 2008 and a 1.5-percentage-point drop from August 2009. Through the first nine months of 2009, CBOE equity option market share at 28.0 percent was up 1.1 percentage points versus January through September 2008.  ETF options market share in September was even with August 2009 at 26.4 percent, but down 3.5 percentage points against September 2008. Year-to-date market share in ETF options — 25.9 percent — was 5.0 percentage points lower than the same nine-month period a year ago.

CBOE Market Share	Sept 2009 Market Share	% Pt. Change vs Sept 2008	% Pt. Change vs Aug 2009	Year-To-Date Market Share	% Pt. Change vs 2008
Exchange	31.4%	-2.5%	-1.0%	31.5%	-1.3%
Equity	27.5%	-0.4%	-1.5%	28.0%	1.1%
Index	92.0%	2.4%	0.5%	90.8%	3.2%
ETF	26.4%	-3.5%	0.0%	25.9%	-5.0%

CBOE September 2009 Highlights:

•                  The top five most actively traded equity options during September were Citigroup (C), General Electric (GE), Bank of America (BAC), American International Group (AIG), and Apple (AAPL).

•                  The top five most actively traded index and ETF options at CBOE during September were S&P 500 Index (SPX), Standard & Poor’s Depositary Receipts (SPY), PowerShares QQQ Trust (QQQQ), CBOE Volatility Index (VIX), and iShares Russell 2000 Index Fund (IWM).

•                  On September 2, CBOE Chairman and CEO William J. Brodsky testified on a panel entitled “Regulation of Exchanges and Markets, Clearance and Settlement and Margin Requirements” at a joint meeting on harmonization of regulation of the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC). For more information, see http://cboenews.com/9-1-2009/index.php.

•                  September was the most active trading month during 2009 for CBOE Futures Exchange (CFE).  Average daily volume (ADV) during September 2009 totaled 6,858 contracts, a gain of 36 percent over 5,025 contracts per day during August 2009.  When compared to 7,115 contracts per day traded during the same month last year, ADV during September was off four percent.  September was the fifth consecutive month this year that CFE posted month-over-month volume gains.

•                  During September, 264 million shares changed hands on the CBOE Stock Exchange (CBSX), an average daily volume of 12.6 million shares, up four percent from August 2009 volume of 253 million shares and down 30 percent from 378 million shares in September 2008. On September 22, CBSX announced that as of today, October 1, the Exchange would significantly reduce its fee for taking liquidity. For stocks trading above $1.00, taker fees have decreased to $0.0010 from $0.0030 per share, and liquidity rebates have been reduced to $0.0005 from $0.0025 per share. In addition, CBSX will continue to rebate to liquidity providers 50 percent of the Exchange’s market data revenue from both quotes and prints.

•                  During September, four CBOE memberships changed hands, the highest sale price at $2,400,000.  From January through September, 19 CBOE seats have been sold.

Chicago Board Options Exchange (CBOE), the largest U.S. options exchange and creator of listed options, continues to set the bar for options trading through product innovation, trading technology and investor education. CBOE offers equity, index and ETF options, including proprietary products, such as S&P 500 options (SPX), the most active U.S. index option, and options on the CBOE Volatility Index (VIX), the world’s barometer for market volatility. Other groundbreaking products engineered by CBOE include equity options, security index options, LEAPS, FLEX options, and benchmark products such as the CBOE BuyWrite Index (BXM). CBOE’s Hybrid Trading System incorporates electronic and open-outcry trading, enabling customers to choose their trading method. CBOE’s Hybrid is powered by CBOEdirect, a proprietary, state-of-the-art electronic platform that also supports the CBOE Futures Exchange (CFE), CBOE Stock Exchange (CBSX) and OneChicago. CBOE is home to the world-renowned Options Institute and www.cboe.com, named “Best of the Web” for options information and education. CBOE is regulated by the Securities and Exchange Commission (SEC), with trades cleared by the AAA-rated Options Clearing Corporation.

CBOE Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBSX®, CBOE Stock Exchange®, CFE®, CBOEdirect®, Hybrid®, CBOE Volatility Index®, and VIX® are registered trademarks, and CBOE Futures ExchangeSM and SPXSM are servicemarks of Chicago Board Options Exchange, Incorporated. Standard & Poor’s®, S&P®, S&P 100®, S&P 500®, Standard and Poor’s Depositary Receipts®, and SPDR® are registered trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Chicago Board Options Exchange, Incorporated.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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